Exhibit 99.(a)(2)

FORM EMAIL TO ELIGIBLE EMPLOYEES ANNOUNCING THE TENDER OFFER

To:	Eligible Employees
From:	Russell C. Hammer
Chief Financial Officer,
Senior Vice President – Finance and Treasurer

Date: April 2, 2009

Subject:  Crocs, Inc. – Offer to Purchase Certain Outstanding Employee Stock Options for Cash

Dear Eligible Employees:

This email is to notify you that Crocs, Inc. (the “Company”) is offering to purchase for cash certain outstanding employee stock options (the “Offer”) with exercise prices equal to or exceeding $10.50.  The Offer is completely voluntary.  The terms and conditions of the Offer are described in the Offer to Purchase and other related documents attached to this email (the “Offering Documents”).  The Offering Documents and the Schedule TO filed with the Securities and Exchange Commission earlier today are also available on the Company’s website at www.crocs.com.  Please be advised that, unless extended by the Company, the Offer will expire at 11:59 p.m., Mountain Time, on April 30, 2009.

We grant long-term equity awards, in the form of stock options and restricted stock, to our employees in order to provide long-term performance-based compensation, to encourage our employees to continue their employment throughout the vesting periods of the awards, and to help align employee and stockholder interests.  The decline in the market price of our common stock since November 2007 has significantly eroded the value of a substantial number of outstanding options held by our employees because the exercise price of those outstanding options far exceeds the present market price of our common stock (referred to as “underwater options”).  This decline in our common stock price has substantially eliminated the incentive and retention value of the options granted to our employees.

Our operating performance has also been negatively impacted by the recent downturn in the economy.  Consequently, we did not meet our incentive performance targets for 2008, and our compensation committee has determined that no performance-based bonuses will be paid to executive level employees for 2008.

Stock options and other incentives are material components of our long-term compensation and benefit philosophy.  After a comprehensive review of our current compensation and benefit program and the impact of the decline in our common stock price on our stock option awards, we determined that this Offer is consistent with restoring the incentive value of our long-term performance award programs.

The Offer is designed to restore such incentive value by providing you with an opportunity to obtain the benefit associated with the cash payment, in lieu of the less certain, but potentially more valuable benefit you could receive if you elect to retain your eligible options.  Any tendered unvested eligible options will reduce future compensation expense associated with such eligible options and reduce the potential stockholder dilution associated with eligible options whose value was reduced or eliminated because of the decline in our stock price.

Additionally, any eligible options tendered that were granted under our 2007 Equity Incentive Plan (the “2007 Plan”) will increase the pool of shares available for future grants under the 2007 Plan.  Accordingly, although you will not be entitled to an additional equity grant by participating in the Offer, options tendered for purchase that were granted under our 2007 Plan will increase the number of shares available for future grants to employees as a whole under the 2007 Plan.  Eligibility for future grants of options and equity awards will remain subject to our discretion and will not depend on whether you participate in the Offer.  In general, we have historically granted equity compensation to selected officers, employees and directors and expect to continue to do so.

We make no recommendation as to whether or not you should participate in the Offer.  The decision to participate in the Offer is an individual one that should be based on a variety of factors, and you should consult with your personal advisors about your financial or tax situation.

Your Personal Statement, personalized Election Form and Cash Payment Statement will be emailed or hand delivered to you later today.  The Personal Statement will provide the status of all of your equity awards, including your currently outstanding employee stock options that are eligible for participation in the Offer, and your Cash Payment Statement will show the cash offered for your options that are eligible for repurchase.  If you desire to tender your eligible options in the Offer, you must complete and submit the personalized Election Form in accordance with the instructions set forth in the Offering Documents.  A Withdrawal Notice will also be delivered to you later today.  You will need to complete and submit a Withdrawal Notice in accordance with the instructions set forth in the Offering Documents only if you decide to withdraw a previously submitted Election Form.

We will be holding several informational meetings for Eligible Employees during the term of the Offer, as set forth below:

Eligible Employees in the U.S.:

•                  Each business day during the week of April 6 through April 10 at 2:30 p.m. Mountain Time

•                  April 14, 16, 21 and 23 at 2:30 p.m. Mountain Time

**All meetings for Eligible Employees in the U.S. will be held in the Niwot Training Room, Building 4, at our headquarters at 6328 Monarch Park Place, Niwot, Colorado.

Eligible Employees outside of the U.S.:

•                  April 7, 14 and 21at 7:00 p.m. Mountain Time

•                  April 9, 16 and 23 at 8:00 a.m. Mountain Time

**All meetings for Eligible Employees outside of the U.S. will be held via webcast at [Web address].

If you have any questions regarding the Offer or the Offering Documents, please contact Stock Option Administration by email at StockTenderOffer@crocs.com or by telephone at (303) 848-7511.

Sincerely,

Russell C. Hammer

Chief Financial Officer,

Senior Vice President — Finance and Treasurer